

February 11, 2013

<u>Via Email</u>
Alec C. Covington, Chief Executive Officer
Nash-Finch Company
7600 France Avenue South
P.O. Box 355
Minneapolis, MN 55440-0355

> **Re:** **Nash-Finch Company**
> **Form 10-K for the year ended December 31, 2011**
> **Filed March 1, 2012**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 4, 2012**
> **Form 10-Q for the quarter ended October 6, 2012**
> **Filed November 15, 2012**
> **File No. 000-00785**

Dear Mr. Covington:

We have reviewed your responses dated January 14, 2013 and January 18, 2013 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>Executive Compensation and Other Benefits, page 21</u>

<u>Elements of Executive Compensation, page 26</u>

1. We note your response to comment 5 in our letter dated December 28, 2012 including your reference to your letter dated November 5, 2010 in which you provided a response to a similar comment regarding the disclosure of retrospective performance targets. However, we note that subsequent to receiving your letter dated November 5, 2010, we requested further analysis in comment 1 in our letter dated November 15,

2010. You provided further analysis in your letter dated December 14, 2010. Please provide further analysis as to why your 2008 LTIP performance targets continue to remain competitively sensitive. Additionally, please confirm that you plan to disclose the matrix of performance targets for 2011 and 2012 LTIP plans. In this regard, we note your statement in the second bulleted paragraph of your response to our comment that "specific numerical financial and operational goals" are competitively sensitive and that "[you] do not provide this information;" however, in the fourth bulleted paragraph you state that you "will retrospectively disclose the applicable matrix of performance targets for 2011 and 2012 LTIP plans."

Form 10-Q for the quarter ended October 6, 2012

Note 2 – Goodwill Impairment, page 6

2. We note your response to comment 7 from our letter dated December 28, 2012. Please explain to us in more detail the assumptions used in your updated five year financial plan that caused the decline in your expected future cash flows such that you expect to record an impairment charge of $39.4 million in the fourth quarter of 2012. Please also explain to us how and why your assumptions and expectations changed from second to fourth quarter of 2012. Please also tell us how you considered providing disclosure in either the second or third quarter Form 10-Q regarding the possibility of an impairment charge in your Military segment.

You may contact Lisa Sellars, Staff accountant, at (202) 551-3348 or Yong Kim, Staff Accountant, at (202) 551-3323 if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Leslie, Staff Attorney, at (202) 551-3876 or Mara Ransom, Assistant Director, at (202) 551-3264 if you have questions regarding any other comments. You may contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief